VIA NET.WORKS, INC.

H. Walaardt Sacrestraat 401-403

1117 BM Schiphol

The Netherlands

September 16, 2005

BY EDGAR

The Secretary

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             VIA NET.WORKS, Inc. (the “Company”)

Dear Secretary:

In connection with the filing of the Company’s Proxy Statement on Form 14A, the Company’s hereby acknowledges: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings (the “Filings”) with the Securities and Exchange Commission (the “Commission”); (ii) comments of the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

VIA NET.WORKS, Inc.

By:	/s/ Matt Nydell
Name: Matt Nydell
Title: Senior Vice President, General Counsel and Secretary